EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Third Quarter
December 31, 2005

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Revenues	$342,002	$218,184	$946,070	$565,927

Cost of revenues	222,684	137,017	603,051	373,312
Selling, general and administrative expenses	91,393	56,863	247,304	127,241
Depreciation	4,517	3,879	13,447	10,536
Amortization of intangibles other than brokerage backlog	1,043	739	2,798	2,041
Amortization of brokerage backlog	3,712	4,958	4,870	4,958
Operating earnings	18,653	14,728	74,600	47,839
Other income, net	(2,542)	(341)	(3,729)	(341)
Interest expense	3,722	2,797	11,746	7,357
Earnings before income taxes and minority interest	17,473	12,272	66,583	40,823

Income taxes	6,606	3,587	22,637	11,903
Earnings before minority interest	10,867	8,685	43,946	28,920

Minority interest share of earnings	2,714	3,380	10,881	6,684

Net earnings from continuing operations	8,153	5,305	33,065	22,236
Net (loss) earnings from discontinued operations, net of income Taxes	-	(363)	-	1,626
Net earnings	$8,153	$4,942	$33,065	$23,862

Net earnings (loss) per share
Basic
Continuing operations	$0.27	$0.17	$1.10	$0.74
Discontinued operations	-	(0.01)	-	0.06
	$0.27	$0.16	$1.10	$0.80

Diluted
Continuing operations	$0.25	$0.17	$1.04	$0.73
Discontinued operations	-	(0.01)	-	0.05
	$0.25	$0.16	$1.04	$0.78

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	December 31, 2005	March 31, 2005

Assets
Current assets
Cash and cash equivalents	$76,834	$37,458
Accounts receivable, net of allowance of $9,072 (March 31, 2005 - $8,471)	197,223	168,927
Income taxes recoverable	1,142	2,498
Inventories	23,901	20,878
Prepaids and other assets	23,361	12,591
Deferred income taxes	5,873	6,418
	328,334	248,770

Other receivables	10,177	7,077
Interest rate swaps	-	283
Fixed assets	66,330	57,241
Other assets	8,637	6,402
Deferred income taxes	6,090	8,992
Intangible assets	74,687	61,423
Goodwill	245,983	236,540
	411,903	377,958
	$740,238	$626,728

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$50,017	$41,905
Accrued liabilities	156,069	113,524
Income taxes payable	5,489	3,673
Unearned revenues	5,042	5,154
Long-term debt - current	18,489	18,206
Deferred income taxes	-	320
	235,106	182,782

Long-term debt - non-current	230,302	201,809
Deferred income taxes	33,186	29,802
Minority interest	30,783	26,464
	294,271	258,075

Shareholders’ equity
Capital stock	73,558	73,542
Contributed surplus	1,710	805
Receivables pursuant to share purchase plan	(2,148)	(2,148)
Retained earnings	126,162	103,011
Cumulative other comprehensive earnings	11,579	10,661
	210,861	185,871
	$740,238	$626,728

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with generally accepted accounting principles in the United States

	Issued and outstanding shares	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2004	29,499,730	$68,557	$183	$(2,148)	$81,972	$6,537	$155,101

Comprehensive earnings:
Net earnings	-	-	-	-	23,862	-	23,862
Foreign currency translation adjustments	-	-	-	-	-	1,779	1,779
Comprehensive earnings							25,641

Subordinate Voting Shares:
Purchased for cancellation	(218,000)	(1,518)	-	-	(1,144)	-	(2,662)
Stock option expense	-	-	427	-	-	-	427
Stock options exercised	569,750	5,225	-	-	-	-	5,225
Balance, December 31, 2004	29,851,480	$72,264	$610	$(2,148)	$104,690	$8,316	$183,732

Balance, March 31, 2005	30,192,788	$73,542	$805	$(2,148)	$103,011	$10,661	$185,871

Comprehensive earnings:
Net earnings	-	-	-	-	33,065	-	33,065
Foreign currency translation adjustments	-	-	-	-	-	918	918
Comprehensive earnings							33,983

Subordinate Voting Shares:
Purchased for cancellation	(472,700)	(1,278)			(9,914)		(11,192)
Stock option expense	-	-	905	-	-	-	905
Stock options exercised	176,900	1,294	-	-	-	-	1,294
Balance, December 31, 2005	29,896,988	$73,558	$1,710	$(2,148)	$126,162	$11,579	$210,861

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States
	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$8,153	$5,305	$33,065	$22,236

Items not affecting cash:
Depreciation and amortization	9,272	9,576	21,115	17,535
Deferred income taxes	(1,279)	(184)	(1,499)	(911)
Minority interest share of earnings	2,714	3,380	10,881	6,684
Other	(1,240)	486	(94)	743
Changes in non-cash working capital:
Receivables	(16,543)	(4,861)	(24,454)	(18,671)
Inventories	(445)	(3,408)	(2,782)	(5,054)
Prepaids and other assets	(8,416)	(2,370)	(9,705)	933
Payables and accruals	45,367	14,160	44,493	12,709
Unearned revenue	(1,079)	(846)	(319)	(579)
Net cash provided by operating activities	36,504	21,238	70,701	35,625

Investing activities Acquisitions of businesses, net of cash acquired	(9,738)	(46,517)	(14,015)	(54,209)
Purchases of minority shareholders’ interests, net	(10,428)	(1,693)	(11,612)	(2,506)
Disposals of businesses	2,326	-	2,326	-
Purchases of fixed assets	(5,592)	(3,341)	(20,581)	(10,656)
Purchases of other assets	(260)	(495)	(1,860)	(623)
(Increases) decreases in other receivables	(1,790)	2,708	(2,480)	3,929
Net cash used in investing activities	(25,482)	(49,338)	(48,222)	(64,065)

Financing activities
Increases in long-term debt, net	328	48,401	28,951	47,944
(Repurchases) issuances of Subordinate Voting Shares, net	(10,568)	1,944	(9,898)	2,563
Financing fees paid	(53)	-	(1,207)	-
Dividends paid to minority shareholders of subsidiaries	(79)	(235)	(944)	(409)
Net cash (used in) provided by financing activities	(10,372)	50,110	16,902	50,098
Net cash (used in) provided by discontinued operations	-	(120)	-	4,431
Effect of exchange rate changes on cash	(3,453)	1,746	(5)	3,260

(Decrease) increase in cash and cash equivalents during the period	(2,803)	23,636	39,376	29,349

Cash and cash equivalents, beginning of period	79,637	21,333	37,458	15,620

Cash and cash equivalents, end of period	$76,834	$44,969	$76,834	$44,969

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property and business services to commercial, residential and institutional customers in the United States, Canada and several other countries. The Company’s operations are conducted through five segments: Residential Property Management, Commercial Real Estate Services, Integrated Security Services, Property Improvement Services and Business Services.

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2005.

These interim financial statements follow the same accounting policies as the most recent annual financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at December 31, 2005 and the results of operations and its cash flows for the three and nine month periods ended December 31, 2005. All such adjustments are of a normal recurring nature. The results of operations for the nine month period ended December 31, 2005 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 2006.

3.
DISPOSITIONS OF BUSINESSES - On April 1, 2004, the Company sold substantially all of the assets of the lawn care operation carried on by its subsidiary Greenspace Services Ltd. to a third party. During the quarter ended March 31, 2005, the Company sold (i) substantially all of the assets of the South Florida concrete restoration operations carried on by its subsidiary Aqua-Shield Corp. to a third party and (ii) all of the shares of its subsidiary Stained Glass Overlay, Inc., a franchisor of decorative glass treatments, to an officer of that entity.

The above disposed businesses are reported as discontinued operations. The operating results of the discontinued operations are as follows:

Operating results	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Revenues	$-	$3,700	$-	$11,701
Earnings from discontinued operations before income taxes	-	(241)	-	(549)
Provision for income taxes	-	(103)	-	(239)
Net earnings from discontinued operations	-	(138)	-	(310)
Net gain on disposal	-	(225)	-	1,936
Net (loss) earnings from discontinued operations	$-	$(363)	$-	$1,626

Net earnings per share from discontinued operations
Basic	$-	$(0.01)	$-	$0.06
Diluted	-	(0.01)	-	0.05

The balance sheets of the discontinued operations represent primarily accounts receivable and accounts payable and are as follows:

Balance sheets	December 31, 2005	March 31, 2005

Current assets	$1,223	$7,246
Non-current assets	-	-
Total assets	$1,223	$7,246

Current liabilities	$361	$1,286
Non-current liabilities	-	-
Total liabilities	$361	$1,286

4.
ACQUISITIONS OF BUSINESSES - On November 23, 2005, the Company completed the acquisition of 82.3% of the shares of Colliers Seeley International, Inc. (“Seeley”), the Los Angeles affiliate of the Colliers International commercial real estate services network. The Company also completed two other individually insignificant acquisitions. The preliminary purchase price allocations are as follows:

	Seeley	Aggregate other
Current assets	$2,296	$404
Non-current assets	2,030	211
Current liabilities	(8,698)	(416)
Non-current liabilities	(5,024)	(826)

Minority interest	(865)	-
	(10,261)	(627)

Cash consideration	$7,955	$2,661

Acquired intangible assets	12,329	2,380
Acquired goodwill	5,887	908

Contingent consideration
at date of acquisition	$2,000	$350

In the prior year period, business acquisitions were completed for cash consideration of $62,131.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to four-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at December 31, 2005, there was contingent consideration outstanding of up to $11,700 ($14,200 as at March 31, 2005). The contingencies will expire during the period extending to January 2009. Vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration, including interest, as additional costs of the acquired businesses. There was $3,399 of contingent consideration issued during the nine months ended December 31, 2005 (2004 - $5,529) and allocated to goodwill.

The goodwill acquired during the nine months ended December 31, 2005 is not expected to be deductible for income tax purposes.

5.
TRANSACTIONS IN MINORITY SHAREHOLDERS’ INTERESTS - During the nine months ended December 31, 2005, the Company completed purchases of shares from minority shareholders for cash consideration of $11,612 (2004 - $1,693). The purchase prices for the 2005 transactions were allocated as follows: minority interest $6,650; intangible assets $5,953; goodwill $1,168; deferred income tax liability $2,159. Included in the 2005 purchases is an additional 11.2% interest in CMN Holdco Inc., the parent company of the Commercial Real Estate Services operations, from several minority shareholders for an aggregate purchase price of $10,007.

6.	OTHER INCOME - Other income is comprised of the following:

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Gains on disposals of businesses	$2,012	$-	$2,012	$-
Earnings from equity investments	732	341	1,544	341
Dilution gain on sale of shares of subsidiary	-	-	115	-
(Losses) gains on financial instruments	(202)	-	58	-
	$2,542	$341	$3,729	$341

7.
LONG-TERM DEBT - On April 1, 2005 the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a $110,000 committed senior revolving credit facility with a three year term to replace its previous $90,000 facility. The amended revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on certain leverage ratios. On the same date, the Company issued $100,000 of 5.44% fixed rate Senior Secured Notes (the “5.44% Notes”). The 5.44% Notes have a final maturity of April 1, 2015 with five equal annual principal repayments beginning on April 1, 2011. The proceeds of the private placement were used to repay outstanding balances on the previous revolving credit facility.

On June 29, 2005, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Secured Notes (the “8.06% Notes”).

The credit facility and the notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

.
The covenants and other limitations within the amended and restated credit agreement and the Note agreements are substantially the same. The covenants require the Company to maintain certain ratios including leverage, fixed charge coverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval

8.
FINANCIAL INSTRUMENTS - The Company terminated its interest rate swap agreements to exchange fixed rates for variable rates in December 2005. On the 8.06% Notes, an interest rate swap exchanged the fixed rate on $64,285 of principal for LIBOR + 250.5 basis points and another exchanged the fixed rate on $21,429 for LIBOR + 445 basis points. The termination resulted in a net gain of $120. On the 6.40% Senior Secured Notes, an interest rate swap agreement exchanging the fixed rate on $20,000 of principal for a variable rate of LIBOR + 170 basis points was terminated in May 2005 for a net loss of $48.

In connection with its commercial mortgage operations, the Company has interest rate swaps to convert the fixed rates on its mortgage assets to floating rates. The notional amount of these swaps at December 31, 2005 was C$34,666 (US$29,806) (March 31, 2005 - $nil). Though the swaps have been arranged to hedge movements in interest rates that could affect the spread between the rates on the mortgage assets and the underlying funding, the swaps are not being accounted for as hedges, and accordingly gains or losses are being recognized in earnings. At December 31, 2005, a loss of $68 was recognized.

The Company from time to time purchases and sells foreign currencies using forward contracts, which have not been specifically identified as hedges. The values of these contracts are marked to market with resulting gains and losses included in earnings. At December 31, 2005 the Company had outstanding two foreign currency contracts to purchase an aggregate of C$2,465 at a weighted average rate of C$1.2325 per US$1.0000 in March 2006, the fair value of which represented a gain of C$145 (US$126) as at December 31, 2005. The purpose of the contracts is to match expected future Canadian dollar denominated expenses at the Canadian Business Services operations to US dollar denominated revenues.

9.	EARNINGS PER SHARE - The following table reconciles the numerators used to calculate diluted earnings per share:

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Net earnings from continuing operations	$8,153	$5,305	$33,065	$22,236
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(283)	-	(984)	-
Net earnings from continuing operations for diluted earnings per share calculation purposes	$7,870	$5,305	$32,081	$22,236

Net earnings	$8,153	$4,942	$33,065	$23,862
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(283)	-	(984)	-
Net earnings for diluted earnings per share calculation purposes	$7,870	$4,942	$32,081	$23,862

The following table reconciles the denominators used to calculate earnings per share:

(in thousands)	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Basic shares	30,185	29,802	30,215	29,683
Assumed exercise of Company stock options	730	574	736	572
Diluted shares	30,915	30,376	30,951	30,255

10.
STOCK-BASED COMPENSATION - The Company has a stock option plan for officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year period and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.

Effective April 1, 2003, the Company began accounting for stock options as compensation expense in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123 (“SFAS 148”) provides alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company is using the prospective method under SFAS 148 and is expensing the fair value of new option grants awarded subsequent to March 31, 2003. The financial statements for the three months ended December 31, 2005 include $343 of stock option expense (2004 - $292). The financial statements for the nine months ended December 31, 2005 include $905 of stock option expense (2004 - $427).

Prior to April 1, 2003, the Company had accounted for stock options under the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by GAAP. Had compensation expense been determined under the fair value method under SFAS 123 for all periods, pro forma reported net earnings and earnings per share would reflect the following:

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Net earnings, as reported	$8,153	$4,942	$33,065	$23,862
Less: stock-based compensation expense determined under fair value method	(158)	(457)	(474)	(1,371)
Pro forma net earnings	$7,995	$4,485	$32,591	$22,491
Reported earnings per share:
Basic	$0.27	$0.16	$1.10	$0.80
Diluted	0.25	0.16	1.04	0.78
Pro forma net earnings per share:
Basic	$0.26	$0.15	$1.08	$0.76
Diluted	0.25	0.15	1.02	0.74

11.
CONTINGENCIES - In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

12.
SEGMENTED INFORMATION - The Company has five reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Residential Property Management provides property management, maintenance, landscaping and other ancillary services to residential community associations in the United States. Commercial Real Estate Services provides brokerage, property management and advisory services to commercial customers in North America, Australia and several other countries. Integrated Security Services provides security systems installation, maintenance, monitoring and manpower to primarily commercial customers in Canada and the United States. Property Improvement Services provides franchised and Company-owned property services to consumers in the United States and Canada. Business Services provides marketing support and business process outsourcing services to corporate and institutional clients in Canada and the United States. Corporate includes the expenses of the Company’s headquarters.

OPERATING SEGMENTS

	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Business Services	Corporate	Consolidated
Three months ended December 31

2005
Revenues	$82,751	$141,241	$40,091	$32,454	$45,351	$114	$342,002
Operating earnings	5,879	6,921	2,076	2,082	5,723	(4,028)	18,653

2004
Revenues	$62,918	$49,599	$37,196	$26,812	$41,258	$401	$218,184
Operating earnings	3,204	5,167	2,282	1,892	4,725	(2,542)	14,728

Nine months ended December 31

2005
Revenues	$258,791	$344,493	$108,465	$108,210	$125,883	$228	$946,070
Operating earnings	21,271	23,408	4,254	22,682	12,337	(9,352)	74,600

2004
Revenues	$206,355	$49,599	$106,909	$87,937	$114,661	$466	$565,927
Operating earnings	14,957	5,167	6,424	17,436	10,036	(6,181)	47,839

GEOGRAPHIC INFORMATION

	United States	Canada	Other	Consolidated

Three months ended December 31
2005
Revenues	$205,947	$88,091	$47,964	$342,002
Total long-lived assets	282,941	82,436	21,623	387,000

2004
Revenues	$65,608	$131,406	$21,170	$218,184
Total long-lived assets	251,226	75,826	29,280	356,332

Nine months ended December 31
2005
Revenues	$567,510	$254,101	$124,459	$946,070

2004
Revenues	$151,583	$393,174	$21,170	$565,927

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
February 1, 2006

Consolidated review

Operating results for the three months ended December 31, 2005, the third quarter of fiscal 2006, relative to the same period a year ago were up significantly, with higher revenues, operating earnings and net earnings generated through a combination of acquired and internal growth. Our newest operating segment, Commercial Real Estate Services, CMN International Inc. (“CMN”) operating as Colliers International, completed an acquisition during the quarter and generated overall results that were beyond our expectations, largely due to continuing robust market conditions in this sector. Our Residential Property Management operations generated very strong growth in revenues and margins due to a number of factors. In addition, two of our three other operating segments reported gains in revenues and in operating earnings.

On January 31, 2006, we updated our financial outlook for fiscal 2006 to reflect the better than expected year to date operating results and the recently completed Seeley acquisition. The outlook is for revenues of $1.200 to $1.225 billion, EBITDA (see “Reconciliation of non-GAAP measures” below) of $107 to $110 million and adjusted diluted earnings per share (see “Reconciliation of non-GAAP measures” below) of $1.16 to $1.20. The adjustment relates to amortization of the short-lived brokerage backlog intangible asset acquired upon the recent acquisitions of Commercial Real Estate Services businesses and represents approximately $0.12 per diluted share. Accordingly, the outlook for diluted earnings per share is $1.04 to $1.08. The previous outlook, issued on October 26, 2005, was for revenues of $1.125 to $1.175 billion; EBITDA of $102 to $108 million; adjusted diluted earnings per share of $1.08 to $1.16 and diluted earnings per share $1.04 to $1.12. We also provided preliminary guidance for the fiscal year ended March 31, 2007 comprised on the following ranges: revenues $1.3 to $1.4 billion; EBITDA $116 to $126 million; adjusted diluted earnings per share of $1.27 to $1.37 and diluted earnings per share of $1.25 to $1.35. The outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially.

On October 1, 2005, FirstService acquired an additional 11.2% interest in CMN from several non-executive management employees and brokers to increase FirstService’s stake to 83.0% from 71.8%. The purchase was completed at a cost of $10.0 million and is expected to be accretive to net earnings after adjusting for incremental brokerage backlog amortization. We do not expect our purchase of shares from these employees and brokers to have any adverse effect on operations.

During the quarter, we founded Colliers International Mortgage Corp., a commercial mortgage backed securities conduit business (“Colliers Mortgage”) within our Commercial Real Estate Services operations. Colliers Mortgage intends to originate commercial loans generally from $0.5 to $25 million range and then promptly sell pools of these loans to third parties.

During the period from October 31, 2005 to December 23, 2005, we purchased 472,700 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and Nasdaq National Market at an average cost of $23.68 per share pursuant to a Normal Course Issuer Bid. The repurchased shares represented 1.6% of the total shares outstanding prior to the repurchases.

On November 23, 2005, FirstService, through CMN, acquired an 82.3% interest in Colliers Seeley International, Inc. (“Seeley”), the Los Angeles member of the Colliers International commercial real estate services network. With the addition of Seeley, CMN solidified its position as one of the top players on the US west coast.

Results of operations - three months ended December 31, 2005 and 2004

Revenues for our third quarter of fiscal 2006 were $342.0 million, 57% higher than the prior year quarter. Acquisitions contributed 38%, internal growth was 17% and changes in Canadian and Australian foreign exchange rates generated the remaining 2% of the revenue increase. Our Commercial Real Estate Services unit accounted for most of the acquisition revenue growth.

Third quarter EBITDA was $27.9 million versus $24.3 million reported in the prior year quarter. Residential Property Management accounted for $2.8 million of the increase. Our EBITDA margin was 8.2% of revenues versus 11.1% of revenues in the prior year quarter, while our operating earnings margin was 5.5% versus 6.7% in the prior year quarter. The decrease in margins is primarily attributable to the Commercial Real Estate Services segment, which generated unusually high margins during the one month period (December 2004) that it was owned last year and higher growth and compliance-related Corporate costs. Operating earnings for the quarter were $18.7 million, up from $14.7 million in the prior year period.

Other income included $2.0 million of pre-tax gains realized on the sale of two businesses, one in each of Property Improvement Services and Commercial Real Estate Services. The disposed businesses generated combined revenues of approximately $4.5 million during the twelve months prior to sale.

Interest expense was $3.7 million versus $2.8 million recorded in the prior year quarter, and increased due to higher debt levels. The average interest rate during the quarter was 6.0%, approximately the same as last year’s quarter. In December 2005, we cancelled our two remaining interest rate swaps, resulting in virtually all debt being at fixed rates. Net indebtedness at the end of the quarter was $2.9 million lower than one year ago primarily as a result of very strong operating cash flow during the past twelve months, partially offset by spending on acquisitions.

The consolidated income tax rate was approximately 38% of earnings before income taxes and minority interest relative to 29% in the prior year’s quarter. The difference in rates between the periods primarily reflects the declining impact of the Company’s cross border tax structure, first implemented in fiscal 2000, relative to the significantly higher earnings before taxes currently being generated by the Company. For the full year of fiscal 2006, we expect our tax rate to be approximately 34%.

Net earnings from continuing operations for the quarter were $8.2 million, up 54% versus $5.3 million in the prior year quarter. Adjusting for the impact of brokerage backlog amortization, which affected both the current and comparative periods, net earnings from continuing operations were $10.3 million, up 21%. The increase was attributable to earnings from Commercial Real Estate Services, as well as strong quarterly results in the Residential Property Management and Business Services segments.

Our Residential Property Management segment reported revenues of $82.8 million for the quarter, up 32% versus the prior year quarter. Internal growth was 29%, and an additional 3% of growth came from acquisitions completed during the last twelve months. Internal growth was generated primarily from new contractual property management clients in Florida, New York, Phoenix and Las Vegas as well as ancillary services on existing contracts. These ancillary services range from landscape maintenance and painting to lockbox services and collections. In addition, approximately one-fifth of the internal growth was generated from non-recurring landscape maintenance revenues from existing clients in the aftermath of Hurricane Wilma. Acquisition growth was attributable to one tuck-under acquisition in South Florida. Residential Property Management EBITDA was $7.3 million relative to $4.5 million in the prior year quarter and margins increased to 8.8% from 7.1%. The increase in margin was the result of operating leverage and increases in higher-margin ancillary financial services revenues.

The Commercial Real Estate Services segment generated $141.2 million of revenues and $11.5 million of EBITDA during the quarter. Revenues exceeded our expectations and internal growth was 22% relative to the same period last year (at which time CMN was owned by us for one month and Seeley was not owned by us). The fact that this quarter’s results, particularly the month of December 2005, exceeded the record results of December 2004 was unexpected. Some of this revenue growth is attributable to large sales brokerage transactions which may not recur annually. Revenue growth measured in US dollars was positively impacted by approximately 3% due to the US dollar’s decline in value relative to Canadian and Australian currencies. The prior year’s margins included only one month of operations, the seasonal peak month of December, which skewed margins upward relative to the results for the quarter ended December 31, 2005. The expected annual margin for these operations at current revenue volumes is 7 to 8%.

Third quarter revenues of our Integrated Security Services segment were $40.1 million. Reported revenues grew 8%. Foreign exchange on our Canadian operations accounted for 3% of the growth. Revenue growth was attributable to higher levels of commercial security systems installation activity in the United States and Canada. Integrated Security Services EBITDA was $2.8 million versus $2.9 million reported one year ago, and margins declined 90 basis points to 6.9%, as a result of competitive pricing pressures.

Property Improvement revenues were $32.5 million, an increase of 21% over the prior year period. Internal growth was 12%, while acquisitions and foreign exchange accounted for 5% and 1%, respectively. An additional 3% of revenue growth was the result of a national sales program at Certa Pro Painters, where we arrange large multi-site painting projects with customers and then pass the work through to our franchisees. This national sales program is accounted for as gross revenue under generally accepted accounting principles (“GAAP”). Internal growth was driven mainly by the Paul Davis Restoration franchise system and our California Closets “branchise” stores. Acquisition growth was attributable to two recently acquired California Closets branchises in Phoenix and Dallas. EBITDA was $3.1 million, up from $2.8 million in the prior year period. The margin declined 80 basis points, affected negatively by a $0.3 million accounts receivable allowance recognized upon the bankruptcy of a poorly performing franchisee.

Third quarter revenues in Business Services were $45.4 million, an increase of 10% over the fiscal 2005 period. After removing the impact of foreign exchange rate changes, revenue increased 6%. Growth was driven by increased volumes in the US fulfillment business and the implementation of new contracts. Business Services EBITDA was $7.3 million relative to $6.3 million reported one year ago with margins up 80 basis points. Margin improvement reflects improved capacity utilization in the US operations from higher volumes and continuing space rationalization.

Corporate expenses for the quarter totaled $4.0 million, an increase of $1.5 million versus the prior year period. The increase was attributable to additional management resources to support the growth of the Company, higher variable compensation expense and Sarbanes-Oxley compliance work.

Results of operations - nine months ended December 31, 2005 and 2004

For the nine months ended December 31, 2005, revenues were $946.1 million, an increase of 67% relative to the prior year period ended December 31, 2004. Growth from acquisitions was 45%, while internal growth was 19% and changes in foreign exchange rates contributed 3%.

Nine-month EBITDA was $95.7 million, 46% higher than the $65.4 million reported in the prior year quarter. Our EBITDA margin was 10.1% of revenues, down 150 basis points, primarily due to the addition of CMN which generated a lower margin during the current period than in the prior year period during which it was owned for one month. Operating earnings for the period were $74.6 million, up from $47.8 million in the prior year driven by the addition of CMN, and higher revenues and margins in Residential Property Management, Property Improvement and Business Services.

Other income included $2.0 million of pre-tax gains realized on the sale of two businesses, one in each of Property Improvement Services and Commercial Real Estate Services. The businesses generated combined revenues of approximately $4.5 million during the twelve months prior to disposal.

Interest expense for the nine months ended December 31, 2004 was $11.7 million versus $7.4 million recorded in the same nine months last year due to higher levels of debt. The average interest rate during the period was 6.3%, approximately the same as last year. The rate remained unchanged despite increases in floating reference rates due to the addition of $100 million of Senior Secured Notes at 5.44% at the beginning of the year and the transition to a virtually fixed rate debt structure.

The consolidated income tax rate increased to approximately 34% of earnings before income taxes and minority interest from 29% in the prior year period. The difference in rates between the periods reflects the declining impact of our cross border tax structure, first implemented in fiscal 2000, relative to the significantly higher earnings before taxes currently being generated by the Company.

The Residential Property Management segment reported revenues of $258.8 million for the nine-month period, up 25% versus the prior year quarter. Internal growth was 22%, and an additional 3% of growth came from acquisitions completed during the last twelve months. Internal growth came from increases in contractual property management revenues, primarily in Florida, and the provision of ancillary services on top of existing management contracts as well as incremental revenues due to Hurricane Wilma. Management contract wins impact revenues immediately but also provide longer term growth opportunity as ancillary services are added over time at the discretion of the client. Residential Property Management EBITDA was $25.3 million relative to $18.5 million in the prior year period. Margins increased to 9.8% from 9.0%, as a result of changes in the revenue mix toward more ancillary property services at a higher margin.

Commercial Real Estate Services produced $344.5 million of revenues and $31.0 million of EBITDA for the first three quarters. Revenues in the currently healthy investment market were 33% higher than the prior year nine month period (at which time CMN was owned by us for one month and Seeley was not owned by us). Year-over-year increases were consistent across all our major markets in North America and internationally in Australia, New Zealand and Asia, particularly Hong Kong. On a smaller scale, we experienced significant growth year to date in China, India and Central Europe. We remain very optimistic about our future opportunities in these markets. As December 31, 2005, brokerage transaction pipelines remain strong relative to historic levels and our expectation is that the business will continue to perform well for the reminder of the fiscal year. The margin for the nine-month period was 9.0%. The annual margin is expected to be 7-8% as the fourth quarter is historically seasonally slow.

Integrated Security Services segment revenues increased 2% to $108.5 million. Revenues net of foreign exchange on our Canadian operations declined 3%, the result of delays with several large US commercial electronic security system projects during the first and second quarters. Canadian operations reported growth in both security officer and systems revenues but not enough to offset declines at the US operations. Integrated Security Services EBITDA was $6.3 million compared to $8.2 million reported one year ago, due to declines in both revenues and margins. The margin change of 180 basis points is the result of competitive pricing pressures and lower US revenues on a cost structure designed for higher volumes.

Property Improvement Services segment revenues were $108.2 million, an increase of 23% over the prior year period. Internal growth represented 14% of the revenue gain, while acquisitions accounted for 5% and the Certa Pro Painters national sales program accounted for 4%. Acquired growth was attributable to the acquisition of the Phoenix and Dallas California Closets branchises. EBITDA in Property Improvement Services was $25.4 million compared to $19.7 million reported in the prior year period. The margin rose 110 basis points to 23.5% for the year-to-date period. Incremental royalties, at high margins, were the result of successful new product and service offerings such as a home remodeling program at Paul Davis Restoration and new product and color lines at California Closets that boosted system-wide sales.

Nine-month revenues in Business Services were $125.9 million, an increase of 10% over the fiscal 2005 period. Internal growth accounted for 6% of the revenue increase, while foreign exchange represented the balance. Revenues were up due to higher volumes at the US fulfillment business and new contract wins in both fulfillment and business process outsourcing. Business Services EBITDA was $17.0 million, versus $14.6 million reported one year ago. The increase was attributable to volume increases and efficiency improvements due to better capacity utilization in the US operations.

Corporate expenses for the period totaled $9.2 million, up from the $6.1 million reported in the prior year period due to additional management resources hired during the past twelve months, higher variable compensation expense and increases in Sarbanes-Oxley implementation costs.

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of consolidated annual revenues.

Our Commercial Real Estate Services operation historically generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Brokerage revenues and earnings during the balance of the year have historically been relatively even. Historical patterns are not necessarily indicative of future results. These operations comprise approximately 30% of consolidated annual revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2006
Revenues	$287,897	$316,171	$342,002
Operating earnings	25,925	30,022	18,653
Net earnings	11,120	13,792	8,153
Net earnings per share
Basic	0.37	0.46	0.27
Diluted	0.35	0.44	0.25

FISCAL 2005
Revenues	$167,043	$180,700	$218,184	$246,362
Operating earnings	14,404	18,707	14,728	3,389
Net earnings from continuing operations	7,251	9,681	5,305	410
Net earnings (loss) from discontinued operation	2,142	(153)	(363)	(1,065)
Net earnings	9,393	9,528	4,942	(655)
Net earnings per share
Basic	0.32	0.32	0.17	(0.02)
Diluted	0.31	0.31	0.16	(0.04)

FISCAL 2004
Revenues				$151,810
Operating earnings				5,535
Net earnings from continuing operations				3,981
Net earnings (loss) from discontinued operation				(2,347)
Net earnings				1,634
Net earnings per share
Basic				0.06
Diluted				0.05

OTHER DATA
EBITDA - Fiscal 2006	$31,957	$35,833	$27,925
EBITDA - Fiscal 2005	18,273	22,797	24,304	$13,047
EBITDA - Fiscal 2004				9,512

Liquidity and capital resources

Net cash provided by operating activities for the nine month period was $70.7 million, versus $35.6 million in the prior year period. A significant portion of the increase was attributable to earnings from CMN and strong growth in earnings at Residential Property Management, Property Improvement Services and Business Services. We believe that cash from operations and other existing resources will continue to be adequate to satisfy our ongoing working capital needs.

Net indebtedness as at December 31, 2005 was $172.0 million, versus $182.3 million at March 31, 2005. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. We are in compliance with the covenants within our financing agreements as at December 31, 2005 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $103.5 million of available un-drawn credit as of December 31, 2005.

During the quarter ended December 31, 2005, we commenced operations of our Colliers Mortgage business. Under its financing agreements, the Company is permitted to have outstanding a maximum of $20 million of mortgage loans receivable. To facilitate higher loan volumes, we have arranged for a third party financing provider to fund a significant portion of each loan. Immediately before selling pools of mortgages to third parties, Colliers Mortgage has the option to acquire the financing provider’s portion of the loans. As of December 31, 2005, we had C$8.6 million (US$7.4 million) of mortgage loans receivable and had a right to purchase C$28.8 million (US$24.8 million) of mortgages from our financing provider.

For the nine months ended December 31, 2005, our capital expenditures were $20.6 million. Significant purchases were: (i) service vehicle fleet replacement and expansion for the Residential Property Management operations; (ii) office refurbishment and expansion in the Commercial Real Estate operations; and (iii) expansion of student loan processing facilities in Business Services. Capital expenditures for the year are expected to be approximately $23 to $24 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $11.7 million as at December 31, 2005 ($14.2 million as at March 31, 2005). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position for a formula price, which is usually equal to a multiple of average trailing two year earnings. Minority owners may also “put” their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was approximately $90 million at December 31, 2005 (March 31, 2005 - $70 million). The purchase price of minority interests may, at our option, be paid primarily with Subordinate Voting Shares. While it is not our intention to acquire outstanding minority interests, this step may materially increase net earnings. On an annual basis, we estimate the acquisition of all minority interests with cash would increase interest expense by $5.9 million, increase amortization expense by $7.0 million (including $4.0 million of short-lived backlog amortization), reduce income taxes by $4.4 million and reduce minority interest share of earnings by $11.0 million, resulting in an approximate increase to net earnings of $2.5 million. Excluding the impact of backlog amortization, net earnings would increase by approximately $5.1 million.

The following table summarizes our contractual obligations as at December 31, 2005:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$ 243,120	$ 17,224	$ 32,462	$ 28,572	$ 164,862
Capital lease obligations	5,671	1,265	4,406	-	-
Operating leases	154,624	26,116	53,202	37,957	37,349
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$403,415	$44,605	$90,070	$66,529	$202,211

At December 31, 2005, we had commercial commitments totaling $6.5 million comprised of letters of credit outstanding due to expire within one year.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 17 and 18 to the March 31, 2005 annual audited consolidated financial statements and notes 8 and 11 to the December 31, 2005 unaudited interim consolidated financial statements.

Transactions with related parties

During the nine months ended December 31, 2005, we paid rent to entities in which an officer of the Company has equity interests and to entities controlled by minority shareholders of subsidiaries of the Company. The business purpose of these transactions was to rent office and warehouse space. The amount of the transactions was $0.9 million (2004 - $0.9 million), and they were completed at market rates. The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2005.

Impact of recently issued accounting standards

There are no recently issued accounting standards affecting the Company in addition to those described in our annual report dated March 31, 2005.

As stated in the annual report dated March 31, 2005, the Company is reviewing the impact of SFAS No. 123 (revised 2004) Share-Based Payment, which deals with accounting for stock-based compensation. The Company is finalizing its evaluation of the impact of this new standard, which is effective April 1, 2006.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

We maintain an interest rate risk management strategy that may use interest rate swaps to lower the long-term cost of borrowed funds. Our specific goals are to (i) manage interest rate sensitivity by modifying the characteristics of our debt and (ii) lower the long-term cost of borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of our fixed-rate debt when that fair value is compared with the cost of the borrowed funds. The effect of this unrealized appreciation or depreciation in market value, however, will generally be offset by the gain or loss on the interest rate swaps that are linked to the debt.

As at December 31, 2005, we had no interest rate swaps in place. In December 2005, we terminated interest swaps to convert $85.7 million of fixed rate debt into floating rate debt for a net gain of $120. On the 6.40% Senior Secured Notes, an interest rate swap agreement converting the fixed rate on $20 million of principal for a floating rate was terminated in May 2005 for a net loss of $48. Gains and losses on terminations of swaps are amortized to interest expense over the remaining term of the underlying debt.

In connection with its commercial mortgage origination business, the Company has interest rate swaps to convert the fixed rates on the mortgages to floating rates. The notional amount of these swaps at December 31, 2005 was C$34,666 (US$29,806) (March 31, 2005 - $nil). Though the swaps have been arranged to hedge movements in interest rates that could affect the spread between the rates on the mortgage assets and the underlying funding, the swaps are not being accounted for as hedges, and accordingly gains or losses are being recognized in earnings.

The Company from time to time uses foreign exchange contracts to fix Canadian dollar expenses relative to US dollar revenues. As at December 31, 2005 we had contracts in place to purchase C$2.5 million in March 2006. Gains and losses on the contracts are included in earnings.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 28,572,544 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 1,699,350 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation and amortization. We use EBITDA to evaluate operating performance and as a measure for debt covenants with our lenders. EBITDA is an integral part of our planning and reporting systems. We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets. While EBITDA is not a recognized measure of financial performance by GAAP in the United States, we believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. However, EBITDA should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. Moreover, as our method of calculating EBITDA may differ from others, our EBITDA results may not be comparable to others. A reconciliation of EBITDA to net earnings appears below.

(in thousands of US$)	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

EBITDA	$27,925	$24,304	$95,715	$65,374
Depreciation and amortization	9,272	9,576	21,115	17,535
Operating earnings	18,653	14,728	74,600	47,839
Other income, net	(2,542)	(341)	(3,729)	(341)
Interest expense	3,722	2,797	11,746	7,357
Income taxes	6,606	3,587	22,637	11,903
Minority interest	2,714	3,380	10,881	6,684
Net earnings from continuing operations	$8,153	$5,305	$33,065	$22,236

We are presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses. The brokerage backlog intangible asset represents the fair value of the pipeline of pending commercial real estate brokerage transactions that existed at the acquisition date. The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The following tables provide a reconciliation of the adjusted measures:

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Adjusted operating earnings	$22,365	$19,686	$79,470	$52,797
Amortization of brokerage backlog	(3,712)	(4,958)	(4,870)	(4,958)
Operating earnings	$18,653	$14,728	$74,600	$47,839

(in thousands of US$, except per share amounts)	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Adjusted net earnings from continuing operations	$10,296	$8,478	$35,949	$25,409
Amortization of brokerage backlog	(3,712)	(4,958)	(4,870)	(4,958)
Deferred income taxes	1,411	1,785	1,828	1,785
Minority interest	158	-	158	-
Net earnings from continuing operations	$8,153	$5,305	$33,065	$22,236

Adjusted diluted net earnings per share from continuing operations	$0.32	$0.28	$1.13	$0.83
Amortization of brokerage backlog, net of deferred income taxes and minority interest	(0.07)	(0.11)	(0.09)	(0.10)
Diluted net earnings per share from continuing operations	$0.25	$0.17	$1.04	$0.73

Forward-looking statements

This interim report contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

•	Economic conditions, including consumer spending, business spending on customer relations and promotion, and employment levels influencing business real estate demand.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our student loans processing or textbook fulfillment activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.